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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17025

SEC Mail Processing Section
MAR 01 2010
Washington, DC 105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C. L. King & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 Elk Street
(No. and Street)

Albany	NY	12207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Benton (518) 431 - 3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

677 Broadway	Albany	NY	12207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert A. Benton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. L. King & Associates, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

LUCINDA G. LISTING
Notary Public, State of New York
No. 01LI4840528
Qualified in Rensselaer County
Commission Expires December 31, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
677 Broadway
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

To the Board of Directors and Stockholders of
C.L. King & Associates, Inc. and Subsidiary:

In planning and performing our audit of the consolidated financial statements of C.L. King & Associates, Inc. and Subsidiary (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010

C.L. King & Associates, Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2009

C.L. King & Associates, Inc. and Subsidiary
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
677 Broadway
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Auditors

To the Board of Directors and Stockholders of
C.L. King & Associates, Inc. and Subsidiary

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of C.L. King & Associates, Inc. and its subsidiary (the "Company") at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 10 to the consolidated statement of financial condition, the Company has had significant transactions with related parties.

PricewaterhouseCoopers LLP

February 24, 2010

C.L. King & Associates, Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 840,514
Cash and securities segregated under federal and other regulations	97,979,345
Deposits with clearing organizations	2,555,990
Receivables from:	
Brokers, dealers and clearing organizations	10,851,674
Securities borrowed	59,608,328
Customers	34,168,019
Related parties	63,527,364
Securities owned, at fair value ($16,326,941 pledged)	90,694,415
Property and equipment	999,447
Other assets	1,304,035
Total assets	$ 362,529,131
Liabilities and Stockholders' Equity	
Short-term bank loans	$ 15,655,486
Payables to:	
Brokers, dealers and clearing organizations	15,137,913
Securities loaned	61,612,731
Customers	105,173,608
Related parties	107,307,968
Securities sold, but not yet purchased, at fair value	4,417,582
Accounts payable and accrued expenses	10,677,839
	319,983,127
Commitments and contingencies (Note 8)	
Subordinated borrowings - related party	14,000,000
Stockholders' equity	
Common stock; $.01 par value; authorized 500,000 shares; issued 305,000 shares	3,050
Additional paid-in capital	96,950
Retained earnings	28,470,617
Less: Treasury stock, at cost, 9,250 shares	(24,613)
Total stockholders' equity	28,546,004
Total liabilities and stockholders' equity	$ 362,529,131

The accompanying notes are an integral part of the consolidated statement of financial condition.

1. Significant Accounting Policies

Business Operations
The consolidated financial statement includes the accounts of C.L. King & Associates, Inc. (the "Company") and its wholly-owned subsidiary Jetco V, LLC. The Company is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is engaged principally in the trading and brokerage of equity and fixed income securities and other investment products for individual and institutional customers throughout the United States.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers cash and amounts in demand deposit accounts at various financial institutions, other than those segregated under federal and other regulations, to be cash equivalents.

Securities
Securities owned and securities sold, but not yet purchased, consist of trading and investment securities and are recorded at fair value in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures." Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Equity securities owned and equity securities sold, but not yet purchased are comprised of United States equity securities and are valued at fair value based on quoted market prices. The resulting unrealized gains and losses are included in revenue from principal transactions.

Fixed income securities owned, and fixed income securities sold, but not yet purchased, generally are valued on the basis of prices furnished by a pricing service when the Company believes such prices accurately reflect the fair value of such securities. A pricing service utilizes electronic data processing techniques based on yield spreads relating to securities with similar characteristics to determine prices for normal institutional-size trading units of debt securities without regard to sale or bid prices. If the Company decides that a price provided by the pricing service does not accurately reflect the fair value of the securities, when prices are not readily available from a pricing service or when restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Company. The resulting unrealized gains and losses are included in revenue from principal transactions.

The Company considers all appropriate factors relevant to the value of securities for which it has determined other pricing sources are not available or reliable as described above. No single factor for determining fair value controls, since fair value depends upon specified facts and circumstances of each security. As a general principle, the current fair value of an issue of securities being valued by the Company would appear to be the amount which the owner might reasonably expect to receive for them upon their current sale. Methods which are in accordance with this principle may, for example, be based on (i) a multiple of earnings; (ii) a discount from market of a similar freely traded security (including a derivative security or a basket of securities traded on other markets, exchanges or among dealers); or (iii) yield to maturity with respect to debt issues, or a combination of these and other methods.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Resale and Repurchase Agreements
Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount of cash loaned under resale agreements. Collateral is valued daily and the Company may require counter parties to deposit additional collateral or return collateral pledged when appropriate. These agreements typically mature within one week.

Securities-Lending Activities
Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Receivables from Clearing Broker
Receivables from clearing broker represent cash balances on deposit with and securities receivable from the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statements of financial condition. However, the Company does not anticipate non-performance by this counter party.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided for using both straight line and accelerated methods with varying lives ranging from 3 to 10 years.

Financial Instruments
The financial instruments of the Company are reported on the statements of financial condition at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instrument, except subordinated borrowings. The fair value of subordinated borrowings from the Company's principal stockholder at December 31, 2009 is not readily estimateable due to a lack of an observable market for these or similar securities.

Income Taxes

The Company has elected to be taxed as a Subchapter S corporation and, therefore, is not generally taxed at the corporate level other than for state franchise taxes. The Company's earnings and tax credits are passed through to the stockholders.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes." Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

2. Cash and Securities Segregated Under Federal and Other Regulations

Cash of $97,979,345 as of December 31, 2009 has been segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following as of December 31, 2009:

Repurchase agreements	$ 4,432,500
Receivables from clearing organizations	194,079
Receivables from brokers for underwriting	48,474
Receivables from securities failed to deliver	6,176,621
	$ 10,851,674
Payable to clearing broker	$ 281,823
Payable to clearing organization	4,195
Payables to brokers for unsettled securities transactions	8,680,237
Payables from securities failed to receive	6,171,658
	$ 15,137,913

Proprietary securities transactions are recorded on trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded net in receivables from or payables to brokers, dealers and clearing organization on the statements of financial condition.

4. Receivables from and Payables to Customers and Related Parties

Receivables from and payables to customers and related parties include amounts from cash and margin transactions. Securities owned by customers and related parties are held as collateral for the receivable balances. Such collateral is not included in the financial statements. The customer and related party collateral amounted to $384,345,528 at fair value at December 31, 2009. At December 31, 2009, the Company had $212,315,406 of customer collateral on deposit at a clearing organization. Of that amount $118,991,925 was required to support customer positions.

5. Securities Owned and Securities Sold, But Not Yet Purchased

In accordance with FASB ASC 820, fair value is defined as the price that would be received by the Company upon selling an asset or paid by the Company to transfer a liability in an orderly transaction between market participants at the measurement date. In the absence of a principal market for the asset or liability, the assumption is that the transaction occurs on the most advantageous market for the asset or liability. FASB ASC 820 established a three-tier fair value hierarchy that prioritizes the assumptions, also known as "inputs", to valuation techniques used by market participants to measure fair value. The term "inputs" refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value (such as a pricing model) and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques used to measure fair value should maximize the use of observable inputs and minimize the use of unobservable inputs. The three-tier hierarchy of inputs is summarized in three levels with the highest priority given to Level 1 and the lowest priority given to Level 3: Level 1 - quoted prices in active markets for identical securities, Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.) and Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The following is a summary of the inputs used as of December 31, 2009 in valuing the Company's assets carried at fair value:

Valuation Inputs	**Securities owned**	**Securities sold, but not yet purchased**
Level 1- Quoted prices		
Common and preferred equities	$ 32,072,135	$ 1,381,206
Total Level 1	32,072,135	1,381,206
Level 2- Significant other observable inputs		
U.S. Government and Federal agency obligations	5,164,280	1,998,845
State and municipal bonds	39,708,824	1,007,150
Corporate obligations	13,749,176	30,381
Total Level 2	58,622,280	3,036,376
Level 3- Significant unobservable inputs		
Total Level 3	-	-
	$ 90,694,415	$ 4,417,582

The Company did not hold any Level 3 financial instruments at any time during the year ended December 31, 2009.

6. Property and Equipment

Property and equipment consists of the following at December 31, 2009:

Furniture/fixtures	$ 283,607
Office equipment	1,305,478
Leasehold improvements	1,128,561
	2,717,646
Less: Accumulated depreciation	(1,718,199)
Property and equipment, net	$ 999,447

7. Short-Term Bank Loans

The short-term bank loans are obtained under three lines of credit, one $40,000,000 line of credit, one $20,000,000 line of credit and one $15,000,000 line of credit, all with variable interest rates. The interest rates on the lines are as follows: on one of the lines, it is based upon the 30 day LIBOR rate plus 0.85% (1.08% at December 31, 2009), another is based upon the targeted federal funds rate plus 1.00% (1.25% at December 31, 2009), and the third is based upon the 30 day LIBOR rate plus 1.00% (1.23% at December 31, 2009). As of December 31, 2009, the loan is collateralized by $68,512,485 of the Company's and certain related parties' securities purchased on margin subject to certain regulatory formula. The average interest rate on this loan was 1.44% for the year ended December 31, 2009. Total unused lines of credit amounted to $59,344,514.

8. Commitments and Contingencies

The Company leases office space and certain office and communication equipment under noncancelable operating leases which expire at various times through 2017. Certain leases contain renewal options and escalating rent. Future minimum annual rentals payable are as follows:

2010	$ 776,098
2011	733,146
2012	733,146
2013	647,770
2014	501,823
Thereafter	1,421,091
	$ 4,813,074

In the normal course of business, the Company enters into underwriting commitments. At December 31, 2009, the total of all open underwriting commitments was $4,387,108. The subsequent settlement of these underwriting commitments had no material effect on the financial statement as of that date.

At December 31, 2009, the approximate fair value of collateral received that can be sold or pledged by the Company were:

Sources of collateral	
Securities purchased under agreements to resell	$ 4,322,831
Securities borrowed, collateralized by cash	53,617,030
Uses of collateral	
Securities loaned, collateralized by cash	59,366,536

Litigation
In the normal course of business, the Company has been named a defendant, or otherwise has possible exposure, under certain claims. Certain of these are class actions, which seek unspecified damages, which could be substantial. The Company has not provided for any of these claims. Although there can be no assurance as to the eventual outcome of these claims, in the opinion of management, based upon the advice of its attorneys, such claims will not, in the aggregate, have a material adverse effect on the Company's liquidity or financial position, although they could have a material effect on annual operating results in the period in which they are resolved.

9. Subordinated Borrowings

On June 29, 2007, March 31, 2008, May 30, 2008 and March 31, 2009 the Company entered into four separate secured demand note agreements with the Company's principal stockholder for $5,000,000, $5,000,000, $2,000,000 and $2,000,000, respectively. Two of the agreements bear interest at 2% and two at 4%. These are recorded as receivables from related parties and subordinated borrowings on the statements of financial condition. The debt is collateralized by securities with a fair value of $27,397,706 at December 31, 2009. Interest is paid monthly with the principal amount due at maturity on July 31, 2010, March 31, 2011, June 30, 2011 and March 31, 2012, respectively.

The Financial Industry Regulatory Authority ("FINRA") has approved all of the Company's subordinated borrowings. Pursuant to these approvals, these amounts are allowable in computing the Company's net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

10. Related Party Transactions

PCM Ventures, LLC and PCM Ventures II, LLC administer and operate two investment partnerships and are affiliated with the Company through common ownership and management. PCM Ventures International, LLC administers and operates a British Virgin Islands International Business Company and is affiliated with the Company through common ownership and management. The Company provides execution, clearance, settlement and general accounting services to the investment partnerships operated by PCM Ventures, LLC and PCM Ventures II, LLC, and the British Virgin Islands International Business Company operated by PCM Ventures International, LLC.

Paradigm Capital Management, Inc. (PCM), an affiliated Company through common ownership and management, uses the Company for custody and clearance services for some advisory clients. The Company allocates overhead expenses for services provided to PCM.

Included in "receivable from related parties" at December 31, 2009 is $18,634, which represents the amount due for services allocated for the month of December, 2009 in excess of amounts received from PCM.

Paradigm Funds Advisor LLC, an affiliated Company through common ownership and management, used the Company for administrative services. The Company allocates overhead expenses for services provided to Paradigm Funds Advisor LLC.

Included in "receivable from related parties" at December 31, 2009 is $65,340, which represents the amount due for services allocated for the month of December, 2009 in excess of amounts received from Paradigm Funds Advisor LLC.

The Company maintains brokerage accounts for the benefit of the principal stockholder. During the year ended December 31, 2009, the Company recognized approximately $7,000 for stock borrow rebate interest income on these accounts. For these accounts, the sharing of stock borrow interest income between the Company and the principal stockholder uses the same terms and conditions as the Company offers to other clients.

Net realized and unrealized gains and losses on securities owned by the Company are accrued to the benefit of the principal stockholder. Generally, compensation is paid to the principal stockholder when net gains are realized. At December 31, 2009, $11,964,247 of compensation to the principal stockholder was unpaid and is included as a payable to related parties on the statement of financial condition.

11. Employee Benefit Plan

The Company maintains a deferred profit sharing plan (Internal Revenue Code Section 401(k) Plan) which permits eligible employees to defer a percentage of their compensation. Company contributions may be made at the discretion of the Board of Directors to eligible participants. The Company did not make contributions to the Plan in 2009.

The Company has a deferred compensation plan for certain employees. Benefits in this plan vest over a five year period. The Company has accrued $270,351 related to this plan as of December 31, 2009. This amount is included in accounts payable and accrued expenses on the statement of financial condition.

12. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain a minimum net capital, equal to 2% of aggregate debit balances arising from customer transactions, as defined, or $1,500,000, whichever is greater. At December 31, 2009, the Company had net capital of $30,671,375, which was 14% of aggregate debit balances and $26,199,927 in excess of required minimum net capital of $4,471,448.

13. Financial Instruments with Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer clearing activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, some of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

In addition, the Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the year end fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to year end. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

14. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and by requiring collateral where appropriate.

The Company purchases securities and may have significant positions in its inventory subject to market and credit risk. In order to control these risks, securities positions are monitored on at least a daily basis. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold.

During the year, there were times when cash was not entirely insured or collateralized, primarily as a result of cash balances pending investment or distribution to customers.

15. Subsequent Events

The Company has performed an evaluation of subsequent events through February 24, 2010, the date the financial statement was issued, and noted no events occurring subsequent to December 31, 2009 and through the date of our evaluation requiring accrual or disclosure in this financial statement.